SP 3/14/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14048153

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PUMA CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Broadway Suite 803
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Greenstein 212-896-2844
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

DD 3/24/14

OATH OR AFFIRMATION

I, Joshua Greenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUMA CAPITAL, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President

(Title)

(Notary Public)

OLGA BUSTAMANTE
Notary Public - State of Florida
My Comm. Expires May 13, 2014
Commission # DD 991726

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Puma Capital, LLC

Statement of Financial Condition

December 31, 2013

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

Puma Capital, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Puma Capital, LLC as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Puma Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2014

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 6)	$	921,042
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 6)		2,482,314
RECEIVABLE FROM BROKER		29,701
DEPOSIT AT CLEARING BROKER (NOTE 6)		499,933
EMPLOYEE ADVANCES		2,959
PROPERTY AND EQUIPMENT, NET (NOTE 2)		72,417
OTHER ASSETS (NOTE 8)		153,677
	$	4,162,043

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Notes 4 and 7)	$	1,135,655
Securities sold, but not yet purchased, at fair value (Notes 3 and 6)		372,227
Liabilities		1,507,882
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
SUBORDINATED LOANS (NOTE 4)		1,000,000
MEMBERS' EQUITY		1,654,161
	$	4,162,043

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, LLC (the "Company"), was organized in February 2007 and began operations on January 7, 2008. On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA) to operate as a registered broker-dealer. The Company acts as a market maker and holds shares of a particular equity security in order to facilitate trading in that security.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy, with those exchange traded securities trading less than actively, categorized in Level 2.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recognized on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years
Computer software	3 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these jurisdictional income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company is subject to the New York City unincorporated business tax.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consisted of the following:

Computer equipment	$ 77,059
Furniture and fixtures	45,711
Leasehold improvements	30,715
Computer software	25,801
	179,286
Less: accumulated depreciation and amortization	106,869
	$ 72,417

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned	$ 1,460,915	$ 1,021,399	$ -	$ 2,482,314
LIABILITIES, at fair value				
Securities sold, but not yet purchased	$ 286,595	$ 88,632	$ -	$ 372,227

NOTE 4. SUBORDINATED LOANS

On July 24, 2008, the Company executed two subordinated loan agreements with a member. The principal amount of each loan is $750,000 (aggregating $1,500,000), the interest rate is 8 percent per annum, accrued monthly, and the principal and interest were payable on the original maturity date, July 31, 2011. On July 26, 2011, FINRA accepted an amendment that extended the maturity date of these two loans to July 13, 2013. On March 16, 2012, FINRA approved a partial prepayment on one of these loans in the amount of $500,000. On August 21, 2012, FINRA accepted an amendment that extended the maturity of these two loans ($250,000) to July 31, 2014 and ($750,000) September 30, 2014.

On June 15, 2009, the Company executed an additional subordinated loan agreement with a member. The principal amount of the loan was $500,000, the interest rate was 8 percent per annum, accrued monthly, and the principal and interest were to be payable on the original maturity date, June 30, 2012. On July 26, 2011, FINRA accepted an amendment that extended the maturity date of this loan to July 13, 2013. The principal and accrued interest were paid on the maturity date.

NOTE 4. SUBORDINATED LOANS (Continued)

On December 5, 2009, the Company executed a loan agreement with a member which was accepted as subordinated by FINRA effective March 25, 2010. The principal amount of the loan was $500,000, the interest rate was 8 percent per annum, accrued monthly, and the principal and accrued interest were paid on the maturity date, March 25, 2013.

The loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and are subordinated to the claims of general creditors.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2013, the Company's "Net Capital" was $1,986,758, which exceeded requirements by $986,758 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.48 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided primarily by Lek Securities Corporation (Lek Securities), a brokerage firm whose principal office is in New York, NY. The underlying agreement with Lek Securities expires in April 2015 and provides for certain termination fees, not to exceed $100,000. At December 31, 2013, all securities owned, the deposit at clearing broker, and substantially all cash and cash equivalents as reflected in the accompanying statement of financial condition, are held by Lek Securities.

Securities Sold, But Not Yet Purchased

At December 31, 2013, securities sold, but not yet purchased, consisted primarily of United States and Foreign corporate equities. Subsequent market fluctuation may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 7. RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, including the use of office facilities and equipment, from an entity affiliated by virtue of common control (Affiliate). In this regard, the Company incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. At December 31, 2013, $332,151 was due to the Affiliate for administrative service fees, which is included as a component of accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office in New York, New York, expiring March 2014. The operating lease also requires the Company to pay for utilities, common area and maintenance charges. The Company delivered to the landlord an irrevocable standby letter of credit for $39,096 to serve as a security deposit. The collateral for this letter of credit is a certificate of deposit owned by the Company. At December 31, 2013, the certificate of deposit's balance was $39,096 and is included in other assets in the accompanying Statement of Financial Condition. During 2013, the Company subleased this facility under a non-cancelable agreement expiring in March 2014.

The Company is also obligated under a non-cancelable operating lease for its second office in Red Bank, New Jersey, expiring November 2015.

Additionally, the Company leased a third office in White Plains, New York, expiring April 2016.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2013 are as follows:

2014	$ 170,000
2015	123,000
2016	23,000
	$ 316,000

Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

SEE BEYOND THE NUMBERS